May 28, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn:	Lynn Dicker

Re:	Precision Optics Corporation, Inc.
Form 10-K/A for fiscal year ended June 30, 2009
Filed May 14, 2010
File No. 1-10647

Dear Ms. Dicker:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”).  Set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated May 20, 2010.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Management’s Annual Report on Internal Control over Financial Reporting, page 45

Comment 1.

Please refer to prior comment 4.  We note the disclosure added in the third paragraph of this section to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting as of June 30, 2009.  However, we reiterate the disclosure “including internal control over financial reporting” that we previously referenced from the Evaluation of Disclosure Controls and Procedures section may not be appropriate and may be confusing to investors.  Please revise your future filings to remove the confusing language from that section, and revise this section to include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting.  Refer to Item 308T(a)(1) of Regulation S-K.

Response 1.	The Company will comply with the Staff’s comment in future filings.

Comment 2.	Please provide, in writing, a statement from the company acknowledging that:
	•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
	•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	•	the company my not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 2.	The Company will respond in a separate communication.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly, Counsel to the Company

cc Jack Dreimiller, Chief Financial Officer